SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

NEXTFIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65338V 10 7

 (CUSIP Number)

James T. Evans

1920 Heather Road

Orem, UT 84097

(800) 932-9228 ext 500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

July 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338V 10 7

(1)

Names of Reporting Persons

James T. Evans

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	3,144,667
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	3,144,667
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

3,144,667 shares of common stock, which holds one vote per share.

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

(13)

Percent of Class Represented by Amount in Row (11):

15.93% of all Common Stock currently issued and outstanding and 5.65% of all voting rights.

(14)

Type of Reporting Person (See Instructions):

IN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

NextFit, Inc.

235 West Sego Lily Dr., 2nd Floor

Sandy, UT 84070

Common Stock, $0.001 par value

Item 2.

Identity and Background.

(a)

Name of person filing:

James T. Evans

(b)

Residence or Business Address:

1920 Heather Road

Orem UT 84097

(c)

Principal occupation:

Chief Financial Officer of Xactware, Inc.

(d)

Criminal proceedings:

During the last five years, James T. Evans has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, James T. Evans has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

On July 9, 2009, July 31, 2009, September 29, 2009, October 6, 2009 and November 12, 2009, the Company entered into Loan Agreements with James T. Evans for an aggregate of $1,194,000 used for day-to-day operations of the Company. As an inducement for James T. Evans to lend money to the Company, the Company issued 2,694,667 shares of Common Stock to James T Evans. Additionally, on August 17, 2009 and August 27, 2009, the Company entered into Purchase and Supply Agreements with James T. Evans for an aggregate investment of $450,000. As an inducement to enter into the Purchase and Supply Agreements the Company issued 450,000 shares of Common Stock to James T. Evans.

Item 4.

Purpose of the Transaction.

James T. Evans does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a)

James T. Evans beneficially owns 3,144,667 shares of voting Common Stock of the Company. The aggregate shares represent approximately 15.93% of the Common Stock outstanding and approximately 5.65% of all voting power of the Company outstanding.

(b)

James T. Evans has sole voting and dispositive power with respect to all shares of the Company’s common stock beneficially owned.

(c)

As mentioned in Item 3, above, during the past 60 days James T. Evans entered into certain Loan Agreements with the Company, and received as part consideration therefore shares of Common Stock of the Company for no additional consideration.

(d)

N/A

(e)

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: 18 Dec 2009

/s/ James T. Evans

James T. Evans

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